

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 5, 2008

By U.S. Mail and Facsimile

Mr. Domenico Cecere
Chief Financial Officer
KB Home
10990 Wilshire Boulevard
Los Angeles, CA 90024

> **Re:    Form 10-K for the Fiscal Year Ended November 30, 2007**
> **File No.  001-09195**

Dear Mr. Cecere:

    We have reviewed your filings and have the following comments.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended November 30, 2007

Form 10-K Cover Page

1.    Since you reflect that your market capitalization value exceeds $4 billion, it appears that you may be a well known seasoned issuer.  Please revise future filings to accurately reflect your status.

Risk Factors, page 11

2.     In future filings, please revise the first paragraph in this section.  All material
       risks should be described.  If risks are not deemed material, you should not
       reference them.

Legal Proceedings, page 18

3.     For each of the shareholder derivative, ERISA, and storm water actions, please
       tell us, with a view toward future disclosure, the dollar amount of the relief
       sought.

Management's Discussion and Analysis, page 25

Homebuilding Segments, page 31

4.     We note that your disclosure does not include a discussion of the changes in the
       gross margin and the selling, general and administrative expenses that comprise
       your segment pretax income.  In this regard, please revise future filings to include
       an analysis of the changes in your gross profit and other expenses on a segmental
       basis, as we believe this discussion would provide investors with a better
       understanding of segment results.  Please refer to Release No. 33-8350,
       *Interpretation - Commission's Guidance Regarding Management's Discussion
       and Analysis of Financial Condition and Results of Operations* for guidance.

Critical Accounting Policies, page 40

General

5.     We note your $1.18 billion charge related to inventory impairments and land
       option contract abandonments recorded during fiscal 2007.  Given the
       significance of this charge, it appears that you should disclose more details about
       your critical accounting policy for impairments and abandonments to provide
       investors with sufficient information about the insight of and assumptions used by
       management in regard to how you determined the amount of the charge, the
       potential likelihood of future charges, as well as the recoverability of your
       remaining inventories and land options.  Your critical accounting policy should
       also:

       • Provide a detailed discussion of how you performed your impairment analysis
         under SFAS 144.

       • Separately quantify and address the inventory impairments and land option
         abandonments, by reportable segment, including the number of
         subdivisions/projects that were evaluated for impairment.  Please discuss how

> you determined the amount of the charge that was necessary and the assumptions you used in such determination, as well as the bases for these assumptions. Also, please disclose the number of subdivisions/projects that were impaired and their remaining carrying values.
>
> - Provide a discussion of cancellation rates by reportable segment.
>
> - Provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any additional material impairment charges in future periods.
>
> Please provide this critical accounting policy in future filings, as well as show us, supplementally, in your response, what this disclosure will look like.

6.      Please supplementally address for us whether you had any materially significant subdivisions/projects for which the estimated future undiscounted cash flows were close to their carrying values. If so, please tell us what consideration you have given to providing investors with an understanding of the risk associated with potential future impairments of these subdivisions/projects in your MD&A.

Goodwill, page 42

7.      Given the significance of your goodwill impairment charge, please revise future filings to provide a detailed description of the valuation methods you used to determine if goodwill is impaired and how you calculated cash flows for your impairment test, including the assumptions used to support recoverability. Your discussion should identify your reporting units as defined by SFAS 142 and address whether you have any reporting units with declining fair values and/or fair values close to their carrying value.

Financial Statements, page 47

Consolidated Balance Sheets, page 49

8.      The amount that you classify as accrued expenses and other liabilities is greater than 25% of your total liabilities in each period. Please tell us what consideration you have given to the requirement to state separately any liabilities that exceed 5% of total liabilities. Please refer to Article 5-02 of Regulation S-X for more guidance on this issue.

<u>Note 12 – Commitments and Contingencies, page 66</u>

9.      In future filings, please provide your warranty liability rollforward for each period for which an income statement is presented. Please see paragraph 14b of FASB Interpretation No. 45 for guidance.

                        *        *        *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brigitte Lippmann, Staff Attorney, at (202) 551-3713 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding comments on legal matters.  If you have any questions regarding comments on financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,


John Hartz
Senior Assistant Chief Accountant